EXHIBIT A

Verification

The undersigned states that they have duly executed the attached Application dated February 18, 2026 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by shareholders, members, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

Nilsine Partners NP1X Fund

By:  /s/ Jason C. Brown
       Name: Jason C. Brown
       Title: President and Chief Executive Officer

Nilsine Partners, LLC

By:  /s/ R. Scott Bills
       Name: R. Scott Bills
       Title: Chief Executive Officer